Ciba Specialty Chemicals Inc.
Switzerland
Corporate Finance

Michael Jacobi
Chief Financial Officer



Ciba

Nili Shah
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 0510
Washington, DC 20549
USA

April 27, 2005

RE: Form 20-F for the financial year ended December 31, 2004
         Filed February 1, 2005
         File No. 333-56040

Dear Mr. Shah,

I refer to your letter dated April 14, 2005 regarding the captioned filing. As requested in your letter, we hereby advise you that we expect to be able to respond to the comments in your letter by May 16, 2005.

If you have any questions in the meantime, please feel free to contact me.

Yours sincerely,



Michael Jacobi
Chief Financial Officer

Copies to:

Ms. Tracey Houser
Mr. Nathan Cheney
   United States Securities and Exchange Commission
   Washington, DC 20549 / USA

VIA FACSIMILE

K-141.1.24
CH-4002 Basel
Switzerland
Tel. +41 61 636 21 67
Fax +41 61 636 20 42
michael.jacobi@cibasc.com

Value beyond chemistry

CF1-00019128